Free Writing Prospectus dated July 16, 2025

Filed pursuant to Rule 433 under the Securities Act of 1933, as amended

Registration Statement No. 333-285543

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the representative, and any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling (216) 464-6400.

GAMESQUARE

Strategic Treasury

Unlocking Long-Term Value

w/ DIALECTIC

NASDAQ:GAME

2025

DISCLAIMER

This presentation is provided for information purposes only and should not be considered as an offer to purchase or a recommendation to purchase, sell or hold any securities of GameSquareHoldings, Inc. ("GameSquare").

The information contained in this document is subject to change without notice and is based on publicly available information, internally developed data and other sources. Where any opinion or belief is expressed in this presentation, it is based on the assumptions and limitations mentioned herein and is an expression of present opinion or belief only. No warranties or representations can be made as to the origin, validity, accuracy, completeness, currency or reliability of the information. GameSquare and its respective shareholders, affiliates, representatives, directors, offices, employees, advisers or agents disclaim and exclude all liability (to the extent permitted by law), for losses, claims, damages, demands, costs and expenses of whatever nature arising in any way out of or in connection with the information in this presentation, its accuracy, completeness or by reason of reliance by any person on any of it. This presentation should not be construed as legal, financial or tax advice to any person, as each person's circumstances are different. In addition, this presentation does not purport to be allinclusive or to contain all of the information relevant to or a fully analysis of GameSquare. Readers should consult with their own professional advisors regarding their particular circumstances.

FORWARD-LOOKING STATEMENTS

This presentation contains "forward-looking information" and "forward-looking statements" (collectively, "forwardlooking statements") within the meaning of the applicable Canadian and United States securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this presentation. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this presentation, forward-looking statements relate, among other things, to GameSquare's future performance and revenue; continued growth and path to profitability; GameSquare's ability to execute its business plans; and the future potential and performance of the business sectors in which GameSquare operates, the market size of the U.S and global influencer marketing platform and U.S. and global digital advertising spending. These forward-looking statements are provided only to provide information currently available to GameSquare and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: GameSquare's ability to grow its business and being able to execute on its business plan, being able to complete and successfully integrate acquisitions, being able to recognize and capitalize on opportunities and continuing to attract qualified personnel to support its development requirements. These assumptions, while believed to be reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: GameSquare's ability to achieve its objectives, successfully execute its growth strategy, obtain future financings or complete offerings on acceptable terms, leverage its portfolio across entertainment and media platforms, depend on the combined entity's key personnel, and successfully respond to general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants.

These risk factors are not intended to represent a complete list of the factors that could affect GameSquare, which are discussed in greater detail in GameSquare's most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this presentation. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law. Investors are cautioned that this presentation may not be accurate or complete and should not be relied upon, and that trading in the securities of GameSquare should be considered highly speculative.

In addition, the estimates of revenues, gross margin or other financial metrics contained herein may be considered "future oriented financial information" or "financial outlooks" (collectively, "FOFI") within meaning of applicable securities legislation. FOFI has been prepared by GameSquare's management to provide an outlook on GameSquare's activities. GameSquare believes that the prospective financial information has been prepared on a reasonable basis, reflecting management's best estimates and judgments, and represents, to the management's current knowledge and opinion, GameSquare's course of action. The reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. FOFI, as with forward-looking statements generally, are, without limitation, based on assumptions and subject to the risks set out above. GameSquare's actual financial position and results of operations may differ materially from management's current expectations and, as a result, GameSquare's future revenue, gross margin and other financial metrics presented herein may differ materially from the guidance provided in this presentation. Except as required by law, GameSquare assumes no obligation to update the forwardlooking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

MARKET RESEARCH AND PUBLIC DATA

Market data and industry forecasts contained in this presentation have been obtained from industry publications, various publicly available sources and subscription-based reports as well as from management's good faith estimates, which are derived from management's knowledge of the industry and independent sources that management believes to be reliable. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. GameSquare has not independently verified the data obtained from these sources and they cannot assure you of the data's accuracy or completeness. This data is subject to change. GameSquare hereby disclaims any responsibility or liability whatsoever in respect of any third-party sources of market and industry data or information.

CURRENCY

Unless otherwise indicated, all dollar references are to U.S. dollars.

NASDAQ:GAME 2025

GAMESQUARE
3

GAMESQUARE

We connect **fans, brands, creators, and publishers.**

in the box

NASDAQ:GAME
2025

GAMESQUARE
4

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COMMUNITY

Consumers aren't just data points in broad demographics—they're individuals, shaped by deep-rooted communities with their own nuances. We go beyond surface-level insights to understand what truly drives them—their passions, interests, and values. By immersing ourselves in their world, we craft messaging that speaks with them, not at them.

CULTURE

We're internet-native, fluent in the fast-moving digital landscape. Instead of reacting to trends, we anticipate them—tapping into emerging subcultures and shifting conversations before they go mainstream. This allows us to shape narratives, keeping brands ahead of what's next rather than playing catch-up.

CREATIVITY

We blend cultural insight, community understanding, and creative expertise to craft work that truly resonates. By tapping into what matters most to audiences, we create executions that feel authentic, relevant, and built for lasting impact.

NASDAQ:GAME
2025

GAMESQUARE

GAMESQUARE

ZONED

Creative agency bridging the gap between gaming and mainstream pop culture

GSX

Full service experiential capabilities bridging IRL and URL experiences

FOURTH FRAME STUDIOS

Multidisciplinary content studio specializing in youth and popular culture

Mission Supply Co.

End to end consumer products development

STREAM
HATCHET

The premiere measurement tool of the gaming and esports industry

SIDEQIK

Creator platform to discover, connect, manage and measure

CODERED

UK based agency working with publishers and brands

The most recognized esports organization in the world

NASDAQ:GAME

2025

GAMESQUARE

Table of Contents

- Our Mission
- Strategic Partnership
- A Smarter Treasury
- How It Works
- Not Just MicroStrategy
- Matching Our DNA

NASDAQ:GAME

2025

GAMESQUARE

Our Mission

To steward our digital treasury with the same cultural intelligence, strategic rigor, and long-term vision that defines GameSquare.

We're leveraging sophisticated crypto infrastructure to generate yield and build lasting value beyond market trends.

NASDAQ:GAME

2025

GAMESQUARE

GSQ + Dialectic

A strategic partnership

GameSquare has partnered with Dialectic, a leading crypto-native asset manager, to implement a forward looking treasury strategy.

Dialectic's platform offers the technical sophistication, security, and automation needed to manage a modern treasury at scale:

- Securely hold and manage crypto assets
- Generate real yield on-chain
- Align with the digital finance evolution

NASDAQ:GAME

2025

GAMESQUARE

More Than Holding ETH:
A Smarter Treasury Strategy

This isn’t a ‘buy and hope’ ETH position, it’s an active, yield-driven strategy.

We're generating real returns through sophisticated, risk-managed strategies leveraging Dialectic’s automated infrastructure.

- Earn 8–14% ETH-denominated yield, not reliant on market movement.
- Harvest, compound, and redeploy yield using sophisticated risk-management infrastructure.

Our treasury is working harder, without taking on unnecessary directional risk.

NASDAQ:GAME

2025

GAMESQUARE

How Our Dialectic Treasury Works

An automated investment process

Scouting & Due Diligence

Identify farms and measure yielding opportunities.

Then manually review code, and conduct product due diligence & risk analysis

Risk Scoring + Sizing

Assign risk score to the opportunity based on our risk database and due diligence.

Then calculate optimal position sizing for best risk-adjusted return.

Pre-Deployment

Deployment

Positions are deployed via:

Fireblocks

Safe

Compounding & Monitoring

Positions are compounded to maximize portfolio return, with 24/7 automated monitoring on covered positions.

Withdrawals

Automated withdrawals for risk management or rebalancing.

Post-Deployment

NASDAQ:GAME

2025

GAMESQUARE

Layers of Principal Protection

Our partnership with Dialectic ensures capital preservation is prioritized through a multi-layered risk framework:

Insurance

Covering outlier and black swan events

Automation

Real-time proactive and reactive automation suite

Diversification

Optimising portfolio allocation to minimise concentration risk

Due Diligence

Understanding and scoring the specific risks of each pool

NASDAQ:GAME

2025

GAMESQUARE

We're Not Just Holding, We're Trading Smarter

Many companies "hold" digital assets, but GSQ is **optimizing** them.

Through Dialectic's structured strategies, we generate ETH-based returns that outperform passive holdings.

A strategy that targets compounded, high-yield returns.

Targeted Returns
Dialectic Treasury Strategy
Traditional ETH Staking
Returns
Year 1
Year 2
Year 3
Year 4
Year 5

**Illustrative Data*

NASDAQ:GAME
2025

GAMESQUARE

A Strategy That
Matches Our DNA

GameSquare isn't just adjacent to youth culture, we're embedded in it - speaking the language of Gen Z and the digitally native generation.

And now, more than ever, crypto *is* youth culture.

By aligning our treasury strategy with Dialectic, we're now walking the walk, not just speaking the language.

Cultural Shift

Gen Z sees crypto as identity, autonomy, and access.

Concepts like digital ownership, decentralization, and community are part of how young people navigate the world.

Creating Culture

ETH is the new foundation of how culture is created, traded, and verified.

It's not just technology anymore, it's the platform for cultural innovation.

Reflection of Values

Our treasury is a reflection of the same values we build for: innovation, creativity, and cultural fluency.

We're not chasing trends, we're investing in the systems our audience is already living in.

NASDAQ:GAME 2025

GAMESQUARE

GSQ x Dialectic

Our forward-looking investment infrastructure

Performance

This strategy allows our treasury to work: earning yield, participating in governance, and supporting ecosystem growth.

This is capital with utility, not just a passive position.

Credibility

We don't rely on a single asset or strategy.

Our crypto holdings are deployed across secure, automated protocols to generate high-yield returns.

Durability

We're investing in infrastructure, reflecting where the world is going, not where it's been.

NASDAQ:GAME

2025

Thank You

GAMESQUARE

Justin Kenna | CEO, GameSquare

justin@gamesquare.com

NASDAQ:GAME

2025

GameSquare Holdings, Inc. Script of Special Investor Call

Operator

Good afternoon, and thank you for joining us for the GameSquare conference call to review its $100 million Ethereum treasury strategy. On the call today, we have Justin Kenna, GameSquare’s CEO; Ryan Zurrer of Dialectic; and Rhydon Lee of Goff Capital.

Today’s presenters will be referring to a presentation that is also available on the company’s IR website. I’d like to remind everyone that certain statements in this call may be forward-looking in nature. These include statements involving known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. For information about forward-looking statements and risk factors, please refer to the company’s Securities and Exchange Commission’s filings.

I will now turn the call over to GameSquare’s CEO, Justin Kenna. Justin, please go ahead.

Justin Kenna

CEO & Executive Director

Thank you, and good afternoon to everyone joining us on today’s call. It’s a very exciting time at GameSquare. Before I turn the call over to Ryan and Ryan to review our thorium-based treasury management strategy, I want to quickly introduce GameSquare to those who are new to our story. Since our founding in August of 2020, we have followed a strategic plan focused on quickly building a next-generation media, entertainment and technology business to help connect sands, brands, creators and publishers at scale.

In a little over 4 years, our operations have quickly grown to achieve over $100 million in pro forma annual revenue. Today, our technology serves the top video game publishers. Our creative and media services provide various solutions to drive brand engagement with global brands, including McDonald’s, Nike, Porsche, General Mills, P&G and many others.

Finally, we own base GameSquare Esports the most recognizable global esports brand. We have worked with leading companies in the crypto space and many of our brand partners have developed crypto and Web 3 business strategies. As a result, we’ve been watching the market grow and began developing a strategy to take advantage of the trends we saw emerging. Pursuing a crypto-based treasury strategy is a natural evolution for a digital company like GameSquare that focuses on media, entertainment and technology markets.

We believe this strategy will support our next phase of growth take our company to the next level and create significant long-term value for our shareholders. Through our relationship with Goff Capital and Rhydon, we will introduce Dialectic, and we saw the meaningful potential and alignment and treasury management strategy could have to support our existing operation strategies.

As legislative clarity around stable coins, protocols and digital assets began to emerge, we thought the timing was right to formally launch our treasury management strategy supported by Rhydon at Goff Capital Management, who has become a strategic adviser to GamesSquare and Ryan Zurrer at Dialectic who is managing our treasury strategy.

For those of you that are unfamiliar, Ryan, he’s a long-time crypto pioneer and early investment projects, including Ethereum, MakerDAO, Solana Avalanche and Filecoin. He was the first partner of Polychain Capital, cowrote to make Dao white paper, the grandfather and the DPA ecosystem and has been a key liquidity provider to leading DPA protocols through his yielding team at Dialectic. We are extremely excited by the potential of dialectic strategy.

Last week, our Board approved a $100 million, Ethereum-focused treasury program that is designed to generate sustainable on chain yields through decentralized finance protocols and atrium ecosystem assets. We are uniquely positioned to differentiate ourselves from other companies just buying Ethereum for appreciation and stating strategies. We believe the GameSquare strategy creates outsized value by targeting best-in-class on chain yields of 8% to 14%. And plus taking opportunities and potential Ethereum appreciation.

As a result, once fully implemented, we believe our current strategy can drive over $10 million of incremental annual profitability that we intend to deploy on additional term asset purchases, funding potential share repurchases and reinvesting in our growth initiatives. It is important to note that our treasury management strategy complements our existing business, and we intend to continue to pursue strategic growth opportunities to expand our media, entertainment and technology assets. For those that actually can’t see the dialectic deck in your webinar, you can also access it on the GameSquare Investor page.

So with this overview, let me turn the call over to Ryan to provide more information on our treasury strategy. Thanks.

Ryan Zurrer

Thanks, Justin. And I share your enthusiasm for Games Square’s thesis and strategy here. I think this is very compelling, and that’s why we decided to get involved. I’ll start by walking through what dialectic is all about and where we’ve come from our track record and things like that and then dive into the weeds on our focus on risk management and security as well as where we get the yields from so that a noncryptonative can sort of understand all these yields are being generated consistently over the last 4 years.

So for about 4.5 years now, we have been the leading yielding player in the DeFi ecosystem, for example, our 2024 returns on U.S. dollar were 26.99% on ether 14.02% and on Bitcoin, they were 6.12%. So we yield in these 3 categories. But I myself and most excited about are e-yielding because eth represents the most compelling asset in the space today.

Of the 6 use cases that have actually captured traction in site gist in crypto, 5 of them exist on Ethereum, so the 6 use cases are. nonsovereign store value, which is Bitcoin stable coins, which is more than 60% on Ethereum, decentralized capital formation, also known as ICOs, which is primarily on Ethereum on some digital wealth.

So Ethereum represents the most compelling use case in my view. And given that upside that the underlying asset has along with the DiFi primarily existing on Ethereum, you’re able to generate you’re able to generate the most yield. In fact, DFI is that last final use case for decentralized debt. And so that’s where we focus is DFi. You can think of DeFi as thousands of small Lombard micro loans being issued on chain. So somebody will have, say, some ethereum or some bitcoin, they’ll over-collateralize loan in order to go and take a directional position.

In reality, there are many other strategies in DFI that you can — but ultimately that’s an emblematic use case for yielding. And so we act as a lender in that case. And there are always short duration loans kind of 1 week or less and usually ultra high interest rates. And then what we do is we use hyper diversification to create a portfolio effect to help control risk.

Obviously, there are significant risks in crypto and as a result, you should only have bps at risk in each opportunity that you’re seeking each yield an opportunity. And because we’ve built out this automated machine that we call Medici, it’s able to handle the sort of risk management and evaluation, the deployment and execution harvesting converting back to base currency and compounding. We’ve also built out a machine learning-driven alert mechanism that allows us to exit tools that are at high risk or have indicators of a risk event in place.

Over the course of our history, we have successfully exited about a dozen risk events prior to them occurring sometimes by minutes, sometimes by hours. Most famously, we front ran the curve attack in 2023 in an automated format during the evening. And so what am I trying to get at with all this to do DFi in today’s environment, you must be doing it in an automated fashion. You must have infrastructure built out. You cannot do it in a manual fashion.

Somebody who is doing DFi or yielding manually today. But frankly, we are eating their lunch. They cannot produce the returns that we produce. And on a risk-adjusted basis, we have no peers. There are people who are taking excessive concentration risks and able to capture returns that are somewhere in the area of ours. But on a risk-adjusted basis, there is nobody to my knowledge, taking the automated sort of risk-controlled first approach that we do.

And as a result, over the course of the last 3 years, we have 0 down months. And that really is the mantra. No down months, compounding is the strongest force in the universe and if you can just compound the best on the highest quality assets, you will perform the best over time. And in this current environment, where over the last sort of 18 months, Bitcoin captured most of the site cost. We think that Ethereum is very well positioned to capture both upside in an underlying asset, along with the superior yield as again, DFI exists primarily in Ethereum.

And so along with that, we have added a number of other layers of risk management and control and security to our ecosystem. Everything we do is on chain. So we used [indiscernible] and fire blocks in the [indiscernible] and other on chain activities. That is about being crypto native, but being in the weeds about being in a deep understanding of our space because the best yields exist on chain. Yields and ARB opportunities that exist in centralized exchanges are fine, but they’re just not as compelling as on chain yields. And that’s because the information asymmetry that is enabled by a crypto native know-how that our team has allows us to play in sort of greener spaces than overcrowded centralized exchanges.

And so we tend towards most of our activity, if not all of our activity being on the chain and us being verifiable. So GameSquare can verify where their capital is at any given time, verify through their dashboard, their own diversification in their capital and understand what their overall risk profile is in deploying capital with us.

So we build up our yielding machine in layers. And we start with deep due diligence. So our automated machine tracks more than 30,000 pools at any given time. creates an algorithmic risk scoring from these tools. Our engineering team does due diligence on the code base of every single pool that we will deploy capital into. From there, we’re using hyper diversification as a primary risk management tool. So in any given moment, we’re in somewhere between $150 million and $250 million approvals.

And then in any given other moment, and certainly over the course of 60 to 90 days will be in another 150 to 250 different pools. The automation that we have, especially with the machine learning team that we’ve had since 2021, driving our early warning alerts mechanism driving our risk framework and using what I understand the most fleet data set in all of DFI and anybody who is following AI knows that, that advantage comes from either data or compute.

And we certainly have the data advantage when it comes to using machine learning for DFi. And then on top of that, there’s a number of other different layers, but one that I will highlight is an insurance package that we have with Nexus Metro. It’s been about 18 months that we’ve been running this full fund coverage insurance covering up to 20% drawdown with a 3% deductible on our Nexus mutual insurance, their actuarial team decided that it was a better risk-adjusted reward for them to cover our entire fund rather than cover individual pools.

When we created this mechanism nearly 18 months ago, I would have thought that by now, there would be a handful of other defined yielding funds that would also have fund coverage insurance. Today, to my knowledge, we are still the only fund in space that has full fund coverage insurance of a drawdown of as high as 20%, never had a draw down close to that in the history of our fund. And as I mentioned, 0 in the last 3 years. But it is certainly a good data point that indicates that the best actuarial scientists in the space have evaluated our team to be the best risk-adjusted by yielding team in the space.

So ultimately, all of this is designed to competent on these assets. Dialectic was founded on the thesis that compound interest is the strongest force in the universe. We know this in nature with the golden ratio. We know this to be true in finance with compound returns. But Dialectic has also proven that it is true of relationships of skill development and of code base. We have an incredibly talented remate team with us that remains intact in [indiscernible].

We have been building and aggregating lessons learned and applying this sort of step process of constant never an improvement to our yielding machine. And as a result, the yielding machine is now building on itself on a code basis has grown substantially, in fact, exponentially as we’ve been adding new layers with the data science and machine learning team that that we’ve had for a number of years. This is not something that we sort of ran after post open AI we’ve been applying the data science and machine learning to our everyday activities again since 2021.

So overall, I could not be more excited to support this yielding strategy of GameSquare. I think there — I personally think that there’s upside beyond the range that has been communicated in terms of generating yield, but I think that’s a very achievable range given the track record and capabilities of our machine. And been very impressed with GameSquare’s ability to execute quickly upon having a few industry porcine about this, just on identified the opportunity had moved on it.

And I think we’ve seen market sentiment reward that. so we couldn’t be more excited to be partnering with GameSquare and continuing our long-standing relationship with Goff family and led by Ryan. This is a very natural partnership for us, and we are deeply committed to generating the best for suggested yields in the space for GameSquare.

But just to wrap on my end is One of the reasons I was just so excited about the opportunity of Dialectic and GameSquare is to meet the GameSquare is already a digitally native company may be focused on media or gaming or entertainment, but I think it’s a natural evolution to other digital assets, whether it’s cryptocurrencies like specifically Ethereum or crypto assets in general or other use cases within crypto.

GameSquare specifically focused on Ethereum system assets. When you look at crypto treasuries, many companies are focused on Bitcoin and there’s really only one use case or Bitcoin, which is holding. Now within Ethereum strategies, you see more productive use cases. where you can put your capital to work, like earning somewhat staking and now higher yield opportunities with the GameSquare and Dialectic partnership.

And to me, there’s many more use cases within Ethereum as well, which Ryan highlighted earlier whether it’s DFI, NFTs or stable coins for addiction markets, identity. And I expect GameSquare to explore many of those theses and how the company can generate real returns in excess of just holding either within the entirety of the term ecosystem and partnering with Dialectic who’s — and Ryan, who’s an expert in all those areas, I think, gives GameSquare real leg up on how to achieve those real returns.

Justin Kenna

Amazing. Thank you, Ryan, and thank you to all the GameSquare shareholders for joining today. We really do appreciate the support. As mentioned, I mean, we are extremely excited to partner with Dialectic here. We think that it gives us a significant advantage out here in these treasury strategies. We are extremely bullish, and we’re going to be really aggressively pursuing this strategy while continuing to grow a profitable next-generation media company.

So we’re incredibly excited. We really appreciate the support today and we’re looking forward to giving the market continued updates. Thank you all.

Operator

This concludes today’s webcast. Thank you for participating, and have a pleasant day.

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